February 8, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Stephen Krikorian

Re:	Unica Corporation Form 8-K filed on December 28, 2007 File No. 000-51461

Ladies and Gentlemen:
     On behalf of Unica Corporation (the “Company”) this letter is being submitted in response to the comments provided to the Company in a letter (the “Letter”) dated January 11, 2008 from Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s staff (the “Staff”), to Mr. Ralph A. Goldwasser, Senior Vice President and Chief Financial Officer of the Company.
Form 8-K filed on December 28, 2007
1.	We note that your intention to correct the errors disclosed in your filing by restating your unaudited condensed consolidated financial information for each of the first three quarters of fiscal 2007 in your Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Please tell us why you decided to not file restated Exchange Act filings for each of the quarterly periods impacted by the errors.
Response:
At the time the Company was preparing its Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the “2007 10-K”), the Company made a determination not to file restated Exchange Act filings for each of the quarterly periods (“Amended 10-Qs”) impacted by the errors disclosed in the Company’s Form 8-K filing on December 28, 2007 because it concluded that all of the material changes that would have been included in any Amended 10-Qs were included in the Company’s 2007 10-K, which was filed on January 7, 2008.
The Company performed a thorough analysis of each Quarterly Report on Form 10-Q filed for the quarters ended December 31, 2006, March 31, 2007 and June 30, 2007 (the “Original 10-Qs”) to determine what information included in those filings would potentially need to be revised if the Company were to file Amended 10-Qs. The Company considered the following information in the Original 10-Qs:
1.	Quarterly Financial Statements — The unaudited condensed consolidated statement of operations for the three months ended December 31, 2006, the three and six months ended March 31, 2007 and the three and nine months ended June 30, 2007; the unaudited condensed consolidated balance sheet at December 31, 2006, March 31, 2007 and June 30, 2007; and the unaudited condensed consolidated statement of cash flows for the three months ended December 31, 2006, the six months ended March 31, 2007 and the nine months ended June 30, 2007;

2.	Footnotes to the Quarterly Financial Statements - Information included in the Notes to Unaudited Condensed Consolidated Financial Statements;
3.	MD&A - Information included in “Management’s Discussion and Analysis” that was impacted by the errors; and
4.	Disclosure Controls and Procedures - The evaluation of the effectiveness of the Company’s disclosure controls and procedures contained in Item 4 Controls and Procedures contained in each Original 10-Q.
The Company considered the items above in determining what information to include in the Company’s 2007 10-K. Below is a brief summary of the information and where it is included in the 2007 10-K.
Quarterly Financial Statements. The financial statement information impacted by the errors is included in the 2007 10-K in Note 14 (Quarterly Financial Data (unaudited)) to the Notes to Consolidated Financial Statements. The information is presented under columns headed “As Previously Reported”, “Adjustments” and “As Restated”. The financial statement information contained in Note 14 contains the same line items that would be included in an Amended 10-Q, and the adjustments are described in the same level of detail that would be included in an Amended 10-Q.
Tax Footnote. The Company determined that the tax footnote would be impacted due to the errors discovered impacting income taxes as discussed in Note 14 in the 2007 10-K. In the 2007 10-K, Note 10 (Income Taxes) to the Notes to Consolidated Financial Statements, was expanded to include discussion of an adjustment recorded during the quarter ended December 31, 2006 that related to years prior to the year ended September 30, 2007 and also included a discussion of an error in the tax provision for the quarter ended June 30, 2007. Detailed disclosure of all of the errors was included in Note 14 in the 2007 10-K.
MD&A. The Company reviewed the MD&A section within each Original 10-Q to determine if any of the adjustments to financial information resulting from the errors materially impacted any of the analysis of causes and trends contained in the MD&A. The Company determined that the disclosure regarding the tax provision would be impacted. In the 2007 10-K, the MD&A was expanded to include disclosure of the tax provision recorded during fiscal year 2007 that related to years prior to fiscal year 2007.
Disclosure Controls and Procedures. In the Original 10-Qs for the quarters ended March 31, 2007 and June 30, 2007, the Company disclosed that its disclosure controls and procedures were not effective because the Company did not have adequate internal controls over financial reporting to provide reasonable assurance that non-standard contract provisions related to the sale of software were sufficiently evaluated and recorded for revenue recognition purposes. In the 2007 10-K, management of the Company concluded that a material weakness existed in the Company’s internal control over financial reporting as of September 30, 2007 because the Company did not maintain effective controls over the accounting for taxes, including the determination and reporting of state income taxes, state sales taxes, deferred tax assets and the income tax provision. As a result, if the Company amended the Original 10-Qs for the quarters ended March 31, 2007 and June 30, 2007, it would not change its conclusion that its disclosure controls and procedures were not effective. As a result, the Company does not believe that at this time filing Amended 10-Qs would provide material incremental information to investors given the fact that the Company has previously disclosed in its Original 10-Qs for the quarters ended March 31, 2007 and June 30, 2007, and in its 2007 10-K that its disclosure controls and procedures are not effective. Furthermore, the Company also expects to report that its disclosure controls and procedures are not effective in its Form 10-Q for the quarter ended December 31, 2007.
In summary, the Company believes all material and relevant information that would have been included in the Amended 10-Qs was included in the 2007 10-K, and, therefore, the Company believes it has provided all information investors require to make informed investment decisions.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-839-8032 or by facsimile at 781-890-0012. Thank you for your assistance.
Very truly yours,
/s/ Ralph A. Goldwasser
Ralph A. Goldwasser
Senior Vice President and Chief Financial Officer